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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February 2023

Commission File Number 001-35286

FRANCO-NEVADA CORPORATION

(Translation of registrant’s name into English)

199 Bay Street, Suite 2000, P.O. Box 285, Commerce Court Postal Station, Toronto, Ontario, Canada M5L 1G9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ◻	Form 40-F ⌧

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ◻

INDEX TO EXHIBITS

99.1	Press Release dated February 23, 2023 — Franco-Nevada Update on the Suspension of Ore Processing at Cobre Panama

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCO-NEVADA CORPORATION

/s/ Lloyd Hong
Date: February 23, 2023	Lloyd Hong

Chief Legal Officer & Corporate Secretary